SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. – PETROBRAS
PETROBRAS DISTRIBUIDORA S.A.

PRESS RELEASE

Adjusted exchange ratio between shares of Petrobras Distribuidora S.A- BR and shares of Petróleo Brasileiro S.A.- Petrobras

(Rio de Janeiro, April 8, 2003) — PETRÓLEO BRASILEIRO S.A. – PETROBRAS, [BOVESPA: PETR3/PETR4, NYSE: PBR/PBRA, LATIBEX: XPBR/XPBRA], Brazil’s largest oil & gas, petrochemicals and energy company and PETROBRAS DISTRIBUIDORA S.A. (“BR Distribuidora”), in the context of the public offer for the acquisition of common and preferred shares in circulation, issued by BR Distribuidora (“BR Distribuidora shares”), in exchange for the delisting of BR Distribuidora, through an exchange for preferred shares to be issued by PETROBRAS (“PETROBRAS shares”), and in view of the obligations assumed in item 7 of the “Notice of a Public Offering for the Acquisition of Shares in Exchange for the Delisting of Petrobras Distribuidora S.A.”, published on December 30, 2002 (“Notice”), announces to their shareholders and to the market in general the following:

1.

Pursuant to the decision taken at Petrobras’s Annual General Shareholders Meeting held on March 27, 2003, the total amount of dividends and interest on own capital for fiscal year 2002 was set at R$2.53 per common or preferred share. R$1.00 per share of this was paid on January 13, 2003 in the form of interest on own capital, leaving R$1.53 per share to be paid, of which R$1.00 in the form of interest on own capital and R$0.53 in the form of dividends. The R$1.53 balance, payment of which to holders of Petrobras’s shares was decided at Petrobras’s Annual General Shareholders’ Meeting held on March 27, 2003, in other words after the date of the auction for the delisting of BR Distribuidora on January 29, 2003 (“Auction”), will be used to calculate the RTR-A (adjusted exchange ratio), pursuant to item 7.1 of the Notice.

2.

In accordance with the decision taken at BR Distribuidora’s Annual General Shareholders Meeting held on March 25, 2003, total dividends and interest on own capital for fiscal year 2002 was set at R$3.97 per common or preferred share. R$3.36 per share of this was paid on December 23, 2002 in the form of interest on own capital, leaving R$0.61 per share to be paid in the form of dividends. The R$0.61 balance, payment of which to holders of BR Distribuidora shares was decided at BR Distribuidora’s Annual General Shareholders Meeting held on March 25, 2003, in other words after the date of the auction for the delisting of BR Distribuidora, held on January 29, 2003, will be used to calculate the RTR-A (adjusted exchange ratio), pursuant to item 7.1 of the Notice.

3.

In accordance with article 11 of Petrobras' Bylaws and to paragraph 2 of article 8 of BR Distribuidora's Bylaws, the dividends mentioned above in items 1. and 2. will be monetarily restated according to the Selic rate through to the initial payment date.

4.

Considering the amounts of the dividends announced by the companies and monetarily restated by the Selic rate from December 31 2002 through to April 7, 2003, the adjusted exchange ratio (RTR-A), as determined by the formula set out in item 7.1 of the Notice, would be, on this date, 0.9623 of one Petrobras share for each block of one thousand BR Distribuidora shares.

5.

The definitive value of the RTR-A will be announced on April 29, 2003, the last day of the 3 (three) month period determined in item 7.1 of the Notice, and will be slightly different from the afore-mentioned number, due to the monetary restatement according to the Selic rate of the dividends declared by the companies through to April 29, 2003.

Rio de Janeiro, April 8, 2003.

José Sergio Gabrielli de Azevedo
CFO and Investor Relations Director
Petrobras

Abelardo de Lima Puccini
CFO and Investor Relations Director
BR Distribuidora

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.